UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*

                                 Firecom, Inc.
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                                (Name of Issuer)


                         Common Stock ($ .01 par value)
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                         (Title of Class of Securities)


                                  318157-10-4
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                                 (CUSIP Number)


              Firecom, Inc. 39-27 59th Street, Woodside, NY 11377
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 27, 1997
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages.)


                              (Page 1 of 5 Pages)

                                 SCHEDULE 13D
CUSIP No. 318157-10-4                                          Page 2 of 5 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      NORWOOD VENTURE CORP.
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      NEW YORK
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                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      0.0%
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14    Type of Reporting Person*

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 318157-10-4                                          Page 3 of 5 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      MARK R. LITTELL
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      UNITED STATES
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                  7     Sole Voting Power
  Number of
   Shares               15,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        15,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power


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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      15,000
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .1%
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 - Security and Issuer

      Common Stock ($ .01 par value) of Firecom, Inc., 39-27 59th Street, Woodside, NY 11377 (the "Company").

Item 2 - Identity and Background

      Not amended.

Item 3 - Source and Amount of Funds

      On March 27, 1997, Norwood sold all of its holdings in the Company's equity securities to the Company. As of that date, Norwood beneficially owned 1,333,333 shares of Common Stock, comprising 583,331 shares owned directly and warrants to purchase an additional 750,002 shares at $.35 per share.

      The purchase price for the securities was $1.40 per share and $1.05 per warrant, for a total of $1,604,165.50. $320,833.10 was paid in cash, and $1,283,332.40 in the form of a 72-month note carrying 10% interest, payable in equal quarterly installments of $71,754.73.

      Mr. Littell retained his 15,000 shares of Common Stock.

Item 4 - Purpose of Transaction

      Norwood initiated this transaction in order to realize its investment gain for the equities it had acquired. See description at Item 3 above, which is incorporated by reference. The shares so acquired were held primarily for investment purposes. Norwood has no current plans or proposals to cause the Company to issue securities to any person or that would result in any person's acquiring securities. Norwood may, depending upon market conditions and other factors, acquire shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D. As of the date of this Filing, no specific plans or proposals had been formulated by Norwood.

Item 5 - Interest in Securities of the Issuer

     (a) and (b). As of March 27, 1997, Norwood beneficially owns no shares of the Company. Mr. Littell owns 15,000 shares of Common Stock of the Issuer, over which he has sole voting and dispositive power. By reason of his positions as President and director of Norwood, and his ownership of approximately 35% of the common stock in Norwood, Mr. Littell may have been deemed to be a "beneficial owner" of Norwood's shares for purposes of
     Section 13 of the Securities Exchange Act of 1934 (the "Act"), and Mr. Littell and Norwood may have been deemed to have shared power to vote and to dispose of those shares. However, on behalf of Mr. Littell, Norwood disclaimed any beneficial ownership by Mr. Littell in Norwood's shares for purposes of Section 16 of the Act.

     c) None other than those described at Item 5(a) and (b) above.

     d) No person other than Norwood, pursuant to corporate action taken by its members or officers, has the right to receive dividends from or the proceeds of sale of the Common Stock beneficially owned by Norwood, and no other person has the power to direct receipt of those dividends or proceeds.

     e) On March 27, 1997, Norwood ceased to be the beneficial owner of more than five percent of the Company's Common Stock. Mr. Littell ceased to be an indirect beneficial owner of more than five percent of the Company's Common Stock on the same date.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Norwood has no current contracts, agreements, understandings or relationships with any other person with respect to shares of the Company's common stock or other securities, except as described in Items 3 and 4(a), which are incorporated by reference.

Item 7. Material to be Filed as Exhibits

      None.

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  April 4, 1997
                                  ----------------------------------------
                                     (Date)

                                  NORWOOD VENTURE CORP.


                                  By:/s/ Hazel Matthews-Forte
                                     -------------------------------------
                                         (Signature)
                                  Name: Hazel Matthews-Forte
                                  Title: Controller-Secretary


                                  MARK R. LITTELL


                                  /s/ Mark R. Littell
                                  ----------------------------------------